Exhibit 99.2
EnCana Corporation
Management’s Discussion and Analysis
For the Period Ended June 30, 2007

Second quarter report
for the period ended June 30, 2007
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended June 30, 2007, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated July 24, 2007.
Readers can find the definition of certain terms used in this MD&A in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this MD&A.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oilsands company.
EnCana operates three continuing businesses:
•	Canada, United States (“U.S.”) and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s upstream operations are located in Canada and the U.S. Offshore and international exploration is mainly focused on opportunities in the Middle East, Greenland and France.

•	Integrated Oilsands is focused on two lines of business: the exploration for, and development and production of heavy oil from oilsands in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products in the U.S. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•	Market Optimization is focused on enhancing the sale of EnCana’s upstream production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operational flexibility for transportation commitments, product type, delivery points and customer diversification.
2007 versus 2006 Results Review
In the second quarter of 2007 compared to the second quarter of 2006, EnCana:
•	Reported a 39 percent increase in Cash Flow from Continuing Operations to $2,549 million including $441 million of Operating Cash Flow from U.S. refinery operations;

•	Reported a 64 percent increase in Operating Earnings from Continuing Operations to $1,376 million;

•	Reported a 9 percent decrease in Net Earnings from Continuing Operations to $1,446 million primarily due to a significant future tax recovery resulting from tax rate reductions in 2006;

•	Grew natural gas production 4 percent to 3,506 million cubic feet (“MMcf”) of gas per day (“MMcf/d”);

•	Increased production from natural gas key resource plays 12 percent;

•	Grew crude oil production 43 percent at Foster Creek and Christina Lake to 55,988 barrels per day (“bbls/d”). After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 29 percent to 27,994 bbls/d;

•	Reported a 9 percent increase in natural gas prices to $6.38 per thousand cubic feet (“Mcf”). Realized natural gas prices, including the impact of financial hedging, averaged $7.62 per Mcf, an increase of 17 percent;

•	Completed the sale of certain assets in the Mackenzie Delta and Beaufort Sea for $159 million; and

•	Purchased approximately 12 million of its Common Shares at an average price of $59.23 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $713 million in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
In the six months of 2007 compared to the six months of 2006, EnCana:
•	Reported a 26 percent increase in Cash Flow from Continuing Operations to $4,301 million including $550 million of Operating Cash Flow from U.S. refinery operations;

•	Reported a 49 percent increase in Operating Earnings from Continuing Operations to $2,234 million;

•	Reported a 37 percent decrease in Net Earnings from Continuing Operations to $1,943 million primarily due to after-tax unrealized mark-to-market losses in 2007 compared with gains and a significant future tax recovery resulting from tax rate reductions in 2006;

•	Grew natural gas production 3 percent to 3,454 MMcf/d;

•	Increased production from natural gas key resource plays 11 percent;

•	Grew crude oil production 26 percent at Foster Creek and Christina Lake to 51,290 bbls/d. After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 37 percent to 25,645 bbls/d;

•	Reported a 6 percent decrease in natural gas prices to $6.35 per Mcf. Realized natural gas prices, including the impact of financial hedging, averaged $7.43 per Mcf, an increase of 9 percent;

•	Completed the sale of certain assets in the Mackenzie Delta and Beaufort Sea for $159 million and interests in Chad for $207 million;

•	Purchased 35.4 million of its Common Shares at an average price of $51.10 per share under the NCIB for a total cost of $1,807 million in 2007;

•	Increased its quarterly dividend to 20 cents per share; and

•	Formed an integrated North American heavy oil business with ConocoPhillips.
Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials and crack spreads, and the U.S./Canadian dollar foreign exchange rate. The following table shows select market benchmark prices and foreign exchange rates:

	Three Months Ended June 30			Six Months Ended June 30
	2007 vs			2007 vs
(Average for the period)	2007	2006	2006	2007	2006	2006

Natural Gas Price Benchmarks
AECO Price (C$/Mcf)	$7.37	18%	$6.27	$7.41	-5%	$7.77
NYMEX Price ($/MMBtu)	7.55	11%	6.78	7.16	-9%	7.88
Rockies (Opal) Price ($/MMBtu)	3.85	-28%	5.36	4.70	-25%	6.27
Basis Differential ($/MMBtu)
AECO/NYMEX	0.90	-27%	1.23	0.65	-39%	1.06
Rockies/NYMEX	3.70	161%	1.42	2.46	53%	1.61

Crude Oil Price Benchmarks
WTI ($/bbl)	65.02	-8%	70.72	61.68	-8%	67.13
WCS ($/bbl)	45.84	-14%	53.17	43.85	—	43.98
Differential — WTI/WCS ($/bbl)	19.18	9%	17.55	17.83	-23%	23.15
USGC 3-2-1 Crack Spread ($/bbl) (1)	24.28	41%	17.26	17.17	34%	12.77

Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.911	2%	0.892	0.881	—	0.879

(1)	3-2-1 Crack Spread is the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Acquisitions and Divestitures
Six Months Ended June 30
In keeping with EnCana’s North American resource play strategy, the Company completed the following significant divestitures in 2007:
•	The sale of certain assets in the Mackenzie Delta and Beaufort Sea on May 30 for $159 million; and

•	The sale of its interests in Chad on January 12 for $207 million resulting in a gain on sale of $59 million.
In addition to these Upstream divestitures, EnCana completed the sale of The Bow office project assets on February 9 for approximately $57 million, largely representing its investment at the date of sale.
Proceeds from these divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.
Consolidated Financial Results

	Six Months
	Ended June 30		2007		2006				2005
($ millions, except per share amounts)	2007	2006	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total Consolidated

Cash Flow (1)	$4,301	$3,506	$2,549	$1,752	$1,761	$1,894	$1,815	$1,691	$2,510	$1,931
- per share — diluted	5.56	4.10	3.33	2.25	2.18	2.30	2.15	1.96	2.88	2.20

Net Earnings	1,943	3,631	1,446	497	663	1,358	2,157	1,474	2,366	266
- per share — basic	2.54	4.33	1.91	0.65	0.84	1.68	2.60	1.74	2.77	0.31
- per share — diluted	2.51	4.24	1.89	0.64	0.82	1.65	2.55	1.70	2.71	0.30

Operating Earnings (2)	2,234	1,518	1,376	858	675	1,078	824	694	1,271	704
- per share — diluted	2.89	1.77	1.80	1.10	0.84	1.31	0.98	0.80	1.46	0.80

Continuing Operations

Cash Flow from Continuing Operations (1)	4,301	3,418	2,549	1,752	1,742	1,883	1,839	1,579	2,390	1,823

Net Earnings from Continuing Operations	1,943	3,065	1,446	497	643	1,343	1,593	1,472	1,869	348
- per share — basic	2.54	3.65	1.91	0.65	0.81	1.66	1.92	1.74	2.19	0.41
- per share — diluted	2.51	3.58	1.89	0.64	0.80	1.63	1.88	1.70	2.14	0.40

Operating Earnings from Continuing Operations (2)	2,234	1,501	1,376	858	672	1,064	841	660	1,229	733

Revenues, Net of Royalties	10,049	8,694	5,613	4,436	3,676	4,029	3,922	4,772	5,933	3,061

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under the “Cash Flow” section of this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under the “Operating Earnings” section of this MD&A.
CASH FLOW
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows. Cash Flow from Continuing Operations is a non-GAAP measure defined as Cash Flow excluding Cash Flow from Discontinued Operations, which is defined on the Consolidated Statement of Cash Flows. While Cash Flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and are used by EnCana to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Three Months Ended June 30, 2007 versus 2006
Cash Flow from Continuing Operations in the second quarter of 2007 increased $710 million or 39 percent compared to the second quarter of 2006.
The increase in Cash Flow from Continuing Operations resulted from:
•	Operating Cash Flow from U.S. refinery operations was $441 million in 2007 with no comparative amount in 2006;

•	Cash tax recovery resulting from a Canadian federal corporate tax legislative change of $174 million;

•	Average North American natural gas prices, excluding financial hedges, increased 9 percent to $6.38 per Mcf in 2007 compared to $5.84 per Mcf in 2006;

•	Realized financial natural gas and crude oil commodity hedging gains were $246 million after-tax in 2007 compared with gains of $106 million after-tax in 2006; and

•	Natural gas production volumes in 2007 increased 4 percent to 3,506 MMcf/d from 3,361 MMcf/d in 2006.
Cash Flow from Continuing Operations was reduced by:
•	Average North American liquids prices, excluding financial hedges, decreased 11 percent to $46.81 per bbl in 2007 compared to $52.44 per bbl in 2006; and

•	North American liquids production volumes in 2007 decreased 12 percent to 133,416 bbls/d from 151,859 bbls/d in 2006. This decrease reflects the increased production volumes at Foster Creek and Christina Lake offset by EnCana’s 50 percent contribution of these properties to the joint venture with ConocoPhillips and natural declines in conventional properties.
Six Months Ended June 30, 2007 versus 2006
Cash Flow from Continuing Operations in the six months of 2007 increased $883 million or 26 percent compared to the same period in 2006.
The increase in Cash Flow from Continuing Operations resulted from:
•	Operating Cash Flow from U.S. refinery operations was $550 million in 2007 with no comparative amount in 2006;

•	Realized financial natural gas and crude oil commodity hedging gains were $454 million after-tax in 2007 compared with losses of $30 million after-tax in 2006;

•	Cash tax recovery resulting from a Canadian federal corporate tax legislative change of $174 million; and

•	Natural gas production volumes in 2007 increased 3 percent to 3,454 MMcf/d from 3,352 MMcf/d in 2006.
Cash Flow from Continuing Operations was reduced by:
•	Average North American natural gas prices, excluding financial hedges, decreased 6 percent to $6.35 per Mcf in 2007 compared to $6.75 per Mcf in 2006; and

•	North American liquids production volumes in 2007 decreased 17 percent to 132,010 bbls/d from 158,878 bbls/d in 2006. This decrease reflects the increased production volumes at Foster Creek and Christina Lake offset by EnCana’s 50 percent contribution of these properties to the joint venture with ConocoPhillips, the Pelican Lake royalty payout in April 2006 and natural declines in conventional properties.
NET EARNINGS
Three Months Ended June 30, 2007 versus 2006
EnCana’s second quarter 2007 Net Earnings were $711 million lower compared to 2006 primarily due to a net gain of $582 million after-tax on sale of the gas storage business and Ecuador assets in 2006.
EnCana’s second quarter 2007 Net Earnings from Continuing Operations were $147 million lower compared to 2006. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Future tax recovery due to Canadian federal tax rate reductions of $37 million in 2007 compared to federal and provincial tax rate reductions of $457 million in 2006;

•	Foreign exchange losses of $7 million in 2007 compared with gains of $202 million in 2006;

•	Unrealized mark-to-market gains of $47 million after-tax in 2007 compared with gains of $161 million after-tax in 2006; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
•	Future tax recovery due to a Canadian federal corporate tax legislative change of $57 million in 2007 with no comparative amount in 2006.
Six Months Ended June 30, 2007 versus 2006
EnCana’s six months 2007 Net Earnings were $1,688 million lower compared to 2006 due to a net gain of $535 million after-tax on sale of the gas storage business and Ecuador assets in 2006 and the items discussed below.
EnCana’s six months 2007 Net Earnings from Continuing Operations were $1,122 million lower compared to 2006. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market losses of $376 million after-tax in 2007 compared with gains of $976 million after-tax in 2006;

•	Future tax recovery due to Canadian federal tax rate reductions of $37 million in 2007 compared to federal and provincial tax rate reductions of $457 million in 2006;

•	Foreign exchange gains of $5 million in 2007 compared with gains of $158 million in 2006;

•	A gain on sale of approximately $59 million from the sale of EnCana’s interest in Chad; and

•	Future tax recovery due to a Canadian federal corporate tax legislative change of $57 million in 2007 with no comparative amount in 2006.
There were no discontinued operations in 2007. Additional information on discontinued operations for the comparative periods in 2006 can be found in Note 7 to the Interim Consolidated Financial Statements.
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust Net Earnings and Net Earnings from Continuing Operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings and Operating Earnings from Continuing Operations has been prepared to provide investors with information that is more comparable between periods.
Summary of Operating Earnings

	Three Months Ended June 30				Six Months Ended June 30
	2007		2006		2007		2006

($ millions, except per share amounts)	Per share(4)		Per share(4)		Per share(4)		Per share(4)

Net Earnings, as reported	$1,446	$1.89	$2,157	$2.55	$1,943	$2.51	$3,631	$4.24
Add back (losses) and deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	47	0.06	160	0.19	(376)	(0.49)	990	1.16
- Unrealized foreign exchange gain (loss), after-tax (1)	(14)	(0.02)	134	0.15	(11)	(0.01)	131	0.15
- Gain (loss) on discontinuance, after-tax	—	—	582	0.69	59	0.07	535	0.63
- Future tax recovery due to tax rate reductions	37	0.05	457	0.54	37	0.05	457	0.53

Operating Earnings (2) (3)	$1,376	$1.80	$824	$0.98	$2,234	$2.89	$1,518	$1.77

(1)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and the partnership contribution receivable, after-tax. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued from Canada and the partnership contribution receivable have maturity dates in excess of five years.

(2)	Operating Earnings is a non-GAAP measure that shows Net Earnings excluding the after-tax gain or loss on discontinuance, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on Cash Flow.

(4)	Per Common Share — diluted.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Summary of Operating Earnings from Continuing Operations

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006

Net Earnings from Continuing Operations, as reported	$1,446	$1,593	$1,943	$3,065
Add back (losses) and deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	47	161	(376)	976
- Unrealized foreign exchange gain (loss), after-tax (1)	(14)	134	(11)	131
- Gain (loss) on discontinuance, after-tax	—	—	59	—
- Future tax recovery due to tax rate reductions	37	457	37	457

Operating Earnings from Continuing Operations (2) (3)	$1,376	$841	$2,234	$1,501

(1)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and the partnership contribution receivable, after-tax. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued from Canada and the partnership contribution receivable have maturity dates in excess of five years.

(2)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows Net Earnings from Continuing Operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on Cash Flow.
RESULTS OF OPERATIONS
UPSTREAM OPERATIONS
Production Volumes

	Six Months
	Ended June 30		2007		2006				2005
	2007	2006	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Produced Gas (MMcf/d)	3,454	3,352	3,506	3,400	3,406	3,359	3,361	3,343	3,326	3,222
Crude Oil (bbls/d)	108,319	134,467	108,916	107,715	130,563	132,814	127,459	141,552	138,241	126,425
NGLs (bbls/d)	23,691	24,410	24,500	22,875	24,106	23,907	24,400	24,421	25,111	26,055

Continuing Operations (MMcfe/d) (1)	4,246	4,305	4,306	4,184	4,334	4,299	4,272	4,339	4,306	4,137

Discontinued Operations
Ecuador (bbls/d)	—	24,191	—	—	—	—	—	48,650	70,480	71,896

Discontinued Operations (MMcfe/d) (1)(2)	—	145	—	—	—	—	—	292	423	432

Total (MMcfe/d) (1)	4,246	4,450	4,306	4,184	4,334	4,299	4,272	4,631	4,729	4,569

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Completed the sale of Ecuador on February 28, 2006.
Production volumes from continuing operations increased 1 percent or 34 MMcfe/d in the second quarter of 2007 compared to 2006 and decreased 1 percent or 59 MMcfe/d in the six months of 2007 compared to 2006 due to:
•	Increased production from EnCana’s natural gas key resource plays of 12 percent in the second quarter of 2007 and 11 percent in the six months of 2007 compared to 2006; offset by

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
•	Decreased production from EnCana’s crude oil key resource plays of 16 percent in the second quarter of 2007 and 26 percent in the six months of 2007 compared to 2006 after reflecting the 50 percent contribution of Foster Creek and Christina Lake to the joint venture with ConocoPhillips and as a result of natural declines in conventional properties.
Key Resource Plays

	Three Months Ended June 30					Six Months Ended June 30
				Drilling					Drilling
	Daily Production			Activity		Daily Production			Activity
	2007 vs			(net wells drilled)		2007 vs			(net wells drilled)
	2007	2006	2006	2007	2006	2007	2006	2006	2007	2006

Natural Gas (MMcf/d)
Jonah	523	16%	450	42	48	514	13%	456	81	74
Piceance	349	8%	324	72	59	342	7%	320	137	122
East Texas	139	49%	93	11	17	121	26%	96	18	36
Fort Worth	124	15%	108	29	27	115	14%	101	43	56
Greater Sierra	219	-2%	224	32	34	202	-6%	216	55	94
Cutbank Ridge	226	31%	173	25	36	218	39%	157	52	62
Bighorn	115	21%	95	9	18	109	30%	84	37	38
CBM (1)	245	37%	179	18	35	248	39%	178	426	416
Shallow Gas	729	—	730	241	217	732	-1%	743	657	446

	2,669	12%	2,376	479	491	2,601	11%	2,351	1,506	1,344

Oil (Mbbls/d)
Foster Creek	50	52%	33	2	—	46	31%	35	17	6
Christina Lake	6	—	6	5	—	5	-17%	6	5	2
Partner’s 50% Interest	(28)	—	—	(4)	—	(25)	—	—	(11)	—

	28	-29%	39	3	—	26	-37%	41	11	8
Pelican Lake	23	5%	22	—	—	23	-8%	25	—	—

	51	-16%	61	3	—	49	-26%	66	11	8

Total (MMcfe/d)	2,972	8%	2,741	482	491	2,892	5%	2,745	1,517	1,352

(1)	CBM volumes and net wells drilled include commingled results from the coal and sand intervals based upon regulatory approval.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Produced Gas
Three Months Ended June 30, 2007 versus 2006
Financial Results from Continuing Operations

($ millions, except per unit amounts in $ per thousand cubic feet)	2007
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$1,361	$6.76	$679	$5.73	$2,040	$6.38
Realized Financial Hedging	85		310		395
Expenses
Production and mineral taxes	22	0.11	20	0.17	42	0.14
Transportation and selling	73	0.36	77	0.65	150	0.47
Operating	180	0.90	85	0.71	265	0.83

Operating Cash Flow / Netback (1)	$1,171	$5.39	$807	$4.20	$1,978	$4.94

Gas Production Volumes (MMcf/d)		2,203		1,303		3,506

	2006
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$1,141	$5.71	$647	$6.08	$1,788	$5.84
Realized Financial Hedging	155		48		203
Expenses
Production and mineral taxes	15	0.08	23	0.22	38	0.13
Transportation and selling	71	0.35	52	0.50	123	0.40
Operating	153	0.77	75	0.70	228	0.74

Operating Cash Flow / Netback (1)	$1,057	$4.51	$545	$4.66	$1,602	$4.57

Gas Production Volumes (MMcf/d)		2,192		1,169		3,361

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances for 2007 Compared to 2006 from Continuing Operations

($ millions)
	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Canada	$1,296	$143	$7	$1,446
United States	695	192	102	989

Total Produced Gas	$1,991	$335	$109	$2,435

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties from produced gas, increased in the second quarter of 2007 compared with the same period in 2006 due to:
•	A 9 percent increase in North American natural gas prices, excluding the impact of financial hedging, and a 4 percent increase in natural gas production volumes; and

•	Realized financial commodity hedging gains totaled $395 million in 2007 or $1.24 per Mcf compared to gains of $203 million or $0.66 per Mcf in 2006.
Produced gas volumes in Canada were relatively unchanged in 2007. Drilling success in the key resource plays of Coalbed Methane (“CBM”) in central and southern Alberta, Cutbank Ridge in northeast British Columbia and Bighorn in west central Alberta was offset by natural declines for conventional properties. Produced gas volumes in the U.S. increased 11 percent in 2007 as a result of drilling success at Jonah, East Texas, Fort Worth and Piceance.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
The increase in EnCana’s North American natural gas price in 2007, excluding the impact of financial hedges, is primarily the result of the increase in AECO and NYMEX benchmark prices.
Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, increased in 2007 compared to 2006 for Canada mainly due to higher natural gas prices. Natural gas per unit production and mineral taxes in the U.S. decreased $0.05 per Mcf or 23 percent in 2007 compared to 2006 mainly as a result of lower natural gas prices in the U.S. Rockies and a reduction in the severance and ad valorem taxes paid for Colorado properties.
Natural gas per unit transportation and selling costs for the U.S. increased 30 percent or $0.15 per Mcf in 2007 compared to 2006 primarily as a result of higher transportation rates in the Piceance and Fort Worth areas and firm transportation commitments in Piceance.
Natural gas per unit operating expenses for Canada in 2007 were 17 percent or $0.13 per Mcf higher than in 2006 as a result of increased property taxes and lease rentals, repairs and maintenance due to plant turnarounds and the higher U.S./Canadian dollar exchange rate. Operating costs in both Canada and the U.S. were also impacted by higher long-term compensation costs in 2007 compared to 2006 due to increases in the EnCana share price, which resulted in a $0.05 per Mcf increase in operating costs for North American natural gas.
Six Months Ended June 30, 2007 versus 2006
Financial Results from Continuing Operations

($ millions, except per unit amounts in $ per thousand cubic feet)	2007
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$2,611	$6.56	$1,366	$5.97	$3,977	$6.35
Realized Financial Hedging	223		454		677
Expenses
Production and mineral taxes	42	0.11	78	0.34	120	0.19
Transportation and selling	143	0.36	143	0.63	286	0.46
Operating	357	0.90	160	0.69	517	0.82

Operating Cash Flow / Netback (1)	$2,292	$5.19	$1,439	$4.31	$3,731	$4.88

Gas Production Volumes (MMcf/d)		2,191		1,263		3,454

	2006
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$2,654	$6.68	$1,452	$6.88	$4,106	$6.75
Realized Financial Hedging	83		(39)		44
Expenses
Production and mineral taxes	51	0.13	112	0.53	163	0.27
Transportation and selling	138	0.35	118	0.50	256	0.40
Operating	306	0.78	143	0.67	449	0.74

Operating Cash Flow / Netback (1)	$2,242	$5.42	$1,040	$5.18	$3,282	$5.34

Gas Production Volumes (MMcf/d)		2,187		1,165		3,352

(1)	Netback excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Produced Gas Revenue Variances for 2007 Compared to 2006 from Continuing Operations

($ millions)
	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Canada	$2,737	$92	$5	$2,834
United States	1,413	266	141	1,820

Total Produced Gas	$4,150	$358	$146	$4,654

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties from produced gas, increased in the six months of 2007 compared with the same period in 2006 due to:
•	A 3 percent increase in natural gas production volumes offset by a 6 percent decrease in North American gas prices, excluding the impact of financial hedging; and

•	Realized financial commodity hedging gains totaled $677 million or $1.08 per Mcf in 2007 compared to gains of $44 million or $0.07 per Mcf in 2006.
Produced gas volumes in Canada were relatively unchanged in 2007. Drilling success in the key resource plays of CBM, Cutbank Ridge and Bighorn was offset by natural declines for conventional properties and the Greater Sierra key resource play. Produced gas volumes in the U.S. increased 8 percent in 2007 as a result of drilling success at Jonah, East Texas, Fort Worth and Piceance.
The decrease in EnCana’s North American natural gas price in 2007, excluding the impact of financial hedges, is primarily the result of the decline in AECO and NYMEX benchmark prices.
Natural gas per unit production and mineral taxes for Canada decreased in 2007 compared to 2006 mainly due to lower natural gas prices. Natural gas per unit production and mineral taxes in the U.S. decreased $0.19 per Mcf or 36 percent in 2007 compared to 2006 mainly as a result of lower natural gas prices in the U.S. Rockies and a reduction in the severance and ad valorem taxes paid for Colorado properties.
Natural gas per unit transportation and selling costs for the U.S. increased 26 percent or $0.13 per Mcf in 2007 compared to 2006 primarily as a result of higher transportation rates in the Piceance and Fort Worth areas and firm transportation commitments in Piceance.
Natural gas per unit operating expenses for Canada in 2007 were 15 percent or $0.12 per Mcf higher than in 2006 as a result of increased property taxes and lease rentals and repairs and maintenance expenses. Operating costs in both Canada and the U.S. were also impacted by higher long-term compensation costs in 2007 compared to 2006 due to increases in the EnCana share price, which resulted in a $0.04 per Mcf increase in operating costs for North American natural gas.
Crude Oil and NGLs
Three Months Ended June 30, 2007 versus 2006
Financial Results from Continuing Operations

($ millions)	2007				2006
			Foster Creek				Foster Creek
		United	/Christina			United	/Christina
	Canada	States	Lake	Total	Canada	States	Lake	Total

Revenues, Net of Royalties	$383	$70	$172	$625	$462	$71	$271	$804
Expenses
Production and mineral taxes	9	6	—	15	9	4	—	13
Transportation and selling	10	—	72	82	7	—	130	137
Operating	63	—	39	102	55	—	44	99

Operating Cash Flow	$301	$64	$61	$426	$391	$67	$97	$555

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Crude Oil and NGLs Revenue Variances for 2007 Compared to 2006 from Continuing Operations

($ millions)
	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Canada	$462	$(47)	$(32)	$383
United States	71	(3)	2	70
Foster Creek/Christina Lake	271	(30)	(69)	172

Total Crude Oil and NGLs	$804	$(80)	$(99)	$625

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, decreased in the second quarter of 2007 compared with the same period in 2006 due to:
•	An 11 percent decrease in North American liquids prices, excluding financial hedges, and a 12 percent decrease in North American liquids production volumes; and

•	Realized financial commodity hedging losses totaled $16 million or $1.34 per bbl in 2007 compared to losses of $48 million or $3.43 per bbl in 2006.
Total crude oil production at Foster Creek and Christina Lake decreased 29 percent after reflecting the 50 percent contribution of Foster Creek and Christina Lake to the joint venture with ConocoPhillips. In addition, Canada crude oil production decreased 8 percent due to natural declines in conventional properties.
Six Months Ended June 30, 2007 versus 2006

Financial Results from Continuing Operations
($ millions)	2007				2006
			Foster Creek				Foster Creek
		United	/Christina			United	/Christina
	Canada	States	Lake	Total	Canada	States	Lake	Total

Revenues, Net of Royalties	$758	$124	$392	$1,274	$770	$132	$454	$1,356
Expenses
Production and mineral taxes	17	12	—	29	18	9	—	27
Transportation and selling	20	—	196	216	8	—	247	255
Operating	123	—	88	211	115	—	82	197

Operating Cash Flow	$598	$112	$108	$818	$629	$123	$125	$877

Crude Oil and NGLs Revenue Variances for 2007 Compared to 2006 from Continuing Operations

($ millions)
	2006 Revenues,	Revenue		2007 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Canada	$770	$86	$(98)	$758
United States	132	(10)	2	124
Foster Creek/Christina Lake	454	167	(229)	392

Total Crude Oil and NGLs	$1,356	$243	$(325)	$1,274

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, decreased in the six months of 2007 compared with the same period in 2006 due to:
•	A 17 percent decrease in North American liquids production volumes offset slightly by a 1 percent increase in North American liquids prices, excluding financial hedges; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
•	Realized financial commodity hedging gains totaled $13 million or $0.52 per bbl in 2007 compared to losses of $93 million or $3.27 per bbl in 2006.
Total crude oil production at Foster Creek and Christina Lake decreased 37 percent after reflecting the 50 percent contribution of Foster Creek and Christina Lake to the joint venture with ConocoPhillips. In addition, Canada crude oil production decreased 12 percent due to natural declines in conventional properties and the Pelican Lake royalty payout in April 2006. EnCana’s Pelican Lake property reached payout in April 2006 which increased the royalty payments to the Alberta Government and reduced EnCana’s net revenue interest crude oil volumes by approximately 6,000 bbls/d from the point of payout.
Three Months Ended June 30, 2007 versus 2006
Per Unit Results — Crude Oil

			Foster Creek/
	Canada(1)		Christina Lake
($ per barrel)	2007	2006	2007	2006

Price (2)	$47.02	$55.58	$39.40	$46.53
Expenses
Production and mineral taxes	1.16	1.28	—	—
Transportation and selling	1.31	0.76	3.62	3.38
Operating	8.85	6.84	14.02	11.78

Netback	$35.70	$46.70	$21.76	$31.37

Crude Oil Production Volumes (bbls/d)	80,922	88,244	27,994	39,215

(1)	Excludes Foster Creek/Christina Lake.

(2)	Excludes the impact of realized financial hedging.
Canada and Foster Creek/Christina Lake crude oil prices in 2007, excluding the impact of financial hedges, decreased 15 percent compared to 2006, which reflects the 14 percent decrease in the benchmark WCS crude oil price compared to 2006. Total realized financial commodity hedging losses were approximately $16 million or $1.34 per bbl of liquids in 2007 compared to losses of approximately $48 million or $3.43 per bbl of liquids in 2006.
Canada crude oil per unit production and mineral taxes decreased 9 percent or $0.12 per bbl in 2007 compared to 2006 primarily due to the impact of lower overall prices.
Canada crude oil per unit transportation and selling costs increased 72 percent or $0.55 per bbl in 2007 compared to 2006 primarily due to increased clean oil trucking costs at Weyburn and increased deliveries to the United States. Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2007 increased 7 percent or $0.24 per bbl compared to 2006 due to a slight increase in volumes being delivered to the U.S. Gulf Coast in 2007 compared to 2006.
Canada crude oil per unit operating costs in 2007 increased 29 percent or $2.01 per bbl compared to 2006 mainly due to increased workovers, electricity, chemicals and repairs and maintenance. Foster Creek/Christina Lake crude oil per unit operating costs increased 19 percent or $2.24 per bbl in 2007 compared to 2006. This reflected increased purchased fuel costs at Foster Creek to steam new well pairs prior to commencing production and increased repairs and maintenance. In addition, operating costs were impacted by the higher U.S./Canadian dollar exchange rate and higher long-term compensation costs in 2007 compared to 2006 due to the increase in the EnCana share price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Six Months Ended June 30, 2007 versus 2006
Per Unit Results — Crude Oil

			Foster Creek/
	Canada(1)		Christina Lake
($ per barrel)	2007	2006	2007	2006

Price (2)	$44.16	$44.96	$36.28	$34.46
Expenses
Production and mineral taxes	1.11	1.09	—	—
Transportation and selling	1.29	0.89	3.33	2.57
Operating	8.44	6.75	15.60	11.07

Netback	$33.32	$36.23	$17.35	$20.82

Crude Oil Production Volumes (bbls/d)	82,674	93,842	25,645	40,625

(1)	Excludes Foster Creek/Christina Lake.

(2)	Excludes the impact of realized financial hedging.
Canada and Foster Creek/Christina Lake crude oil prices in 2007, excluding the impact of financial hedges, changed slightly compared to 2006, which reflects the relatively stable benchmark WCS crude oil price compared to 2006. Total realized financial commodity hedging gains were approximately $13 million or $0.52 per bbl of liquids in 2007 compared to losses of approximately $93 million or $3.27 per bbl of liquids in 2006.
Canada crude oil per unit transportation and selling costs increased 45 percent or $0.40 per bbl in 2007 compared to 2006 primarily due to increased clean oil trucking costs at Weyburn and increased deliveries to the United States. Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2007 increased 30 percent or $0.76 per bbl compared to 2006 due to approximately 50 percent of volumes being delivered to the U.S. Gulf Coast in 2007 compared to approximately 25 percent in 2006.
Canada crude oil per unit operating costs in 2007 increased 25 percent or $1.69 per bbl compared to 2006 mainly due to increased workovers, chemicals, electricity and lower net revenue interest production at Pelican Lake as a result of royalty payout in April 2006. Foster Creek/Christina Lake crude oil per unit operating costs increased 41 percent or $4.53 per bbl in 2007 compared to 2006. This reflected increased purchased fuel costs at Foster Creek to steam new well pairs prior to commencing production, increased repairs and maintenance and workovers. In addition, operating costs were impacted by higher long-term compensation costs in 2007 compared to 2006 due to the increase in the EnCana share price.
Three Months Ended June 30, 2007 versus 2006
Per Unit Results — NGLs

	Canada		United States
($ per barrel)	2007	2006	2007	2006

Price (1)	$55.21	$55.19	$55.43	$58.25
Expenses
Production and mineral taxes	—	—	4.71	2.60
Transportation and selling	0.74	0.73	0.01	0.01

Netback	$54.47	$54.46	$50.71	$55.64

NGLs Production Volumes (bbls/d)	11,017	11,607	13,483	12,793

(1)	Excludes the impact of realized financial hedging.
The change in NGLs prices in 2007 compared to 2006 generally correlates with lower WTI oil prices and is also affected by local market conditions.
U.S. NGLs per unit production and mineral taxes increased 81 percent or $2.11 per bbl in 2007 compared to 2006 mainly as a result of favorable adjustments recorded in 2006 related to severance and ad valorem tax assessments for Colorado properties.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Six Months Ended June 30, 2007 versus 2006
Per Unit Results — NGLs

	Canada		United States
($ per barrel)	2007	2006	2007	2006

Price (1)	$49.35	$51.98	$51.81	$56.20
Expenses
Production and mineral taxes	—	—	4.64	3.86
Transportation and selling	0.64	0.67	0.01	0.01

Netback	$48.71	$51.31	$47.16	$52.33

NGLs Production Volumes (bbls/d)	10,859	11,805	12,832	12,605

(1)	Excludes the impact of realized financial hedging.
The decrease in NGLs prices in 2007 compared to 2006 generally correlates with lower WTI oil prices and is also affected by local market conditions.
U.S. NGLs per unit production and mineral taxes increased 20 percent or $0.78 per bbl in 2007 compared to 2006 mainly as a result of favorable adjustments recorded in 2006 related to severance and ad valorem tax assessments for Colorado properties.
Upstream Depreciation, Depletion and Amortization
Three Months Ended June 30, 2007 versus 2006
Upstream Depreciation, depletion and amortization (“DD&A”) expenses in the second quarter of 2007 increased $77 million or 11 percent from the same period in 2006. Unit of production DD&A rates were higher in 2007 compared to 2006 primarily as a result of increased future development costs.
Six Months Ended June 30, 2007 versus 2006
Upstream DD&A expenses in the six months of 2007 increased $126 million or 9 percent from the same period in 2006. Unit of production DD&A rates were higher in 2007 compared to 2006 primarily as a result of increased future development costs.
DOWNSTREAM OPERATIONS

Financial Results	Three Months Ended		Six Months Ended
($ millions)	June 30		June 30
	2007	2006	2007	2006

Revenues	$1,717	$—	$3,060	$—

Expenses
Operating	119	—	219	—
Purchased product	1,157	—	2,291	—

Operating Cash Flow	$441	$—	$550	$—

The downstream operations commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity which includes the Wood River and Borger refineries operated by ConocoPhillips.
Revenues reflect EnCana’s 50 percent share of the sale of petroleum products in the United States. Operating Cash Flow during the second quarter of 2007 was impacted by significantly higher refining margins. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at 88 percent of that capacity during the second quarter and 92 percent during the six months of 2007. Including the addition of other processed inputs combined with crude oil, refined products averaged 421,000 bbls/d through the second quarter and 439,000 bbls/d through the six months of 2007.
Purchased products, consisting mainly of crude oil, represented 91 percent of total expenses in the second quarter and six months of 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses for the quarter and six months of 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
MARKET OPTIMIZATION

Financial Results	Three Months Ended		Six Months Ended
($ millions)	June 30		June 30
	2007	2006	2007	2006

Revenues	$722	$825	$1,478	$1,541

Expenses
Transportation and selling	2	10	10	13
Operating	10	13	17	31
Purchased product	702	794	1,434	1,483

Operating Cash Flow	8	8	17	14

Depreciation, depletion and amortization	4	2	7	5

Segment Income (Loss)	$4	$6	$10	$9

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
CORPORATE

Financial Results	Three Months Ended		Six Months Ended
($ millions)	June 30		June 30
	2007	2006	2007	2006

Revenues	$49	$230	$(566)	$1,493
Expenses
Operating	(7)	(1)	(8)	—
Depreciation, depletion and amortization	21	20	39	38

Segment Income (Loss)	$35	$211	$(597)	$1,455

Administrative	95	75	190	133
Interest, net	94	83	195	171
Accretion of asset retirement obligation	15	12	29	24
Foreign exchange (gain) loss, net	7	(202)	(5)	(158)
(Gain) Loss on divestitures	1	(8)	(58)	(17)
Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and crude oil commodity hedge contracts.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended		Six Months Ended
	June 30		June 30
($ millions)	2007	2006	2007	2006

Continuing Operations
Natural Gas	$71	$195	$(484)	$1,472
Crude Oil	(22)	35	(82)	21

	49	230	(566)	1,493
Expenses	(6)	—	(7)	2

	55	230	(559)	1,491
Income Tax Expense (Recovery)	8	69	(183)	515

Unrealized Mark-to-Market Gains (Losses), after-tax	$47	$161	$(376)	$976

Price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements and physical contracts. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. On June 30, 2007 the forward price curve for the remainder of 2007 for NYMEX gas decreased 2 percent from December 31, 2006 to $7.33 per Mcf while the forward price curve for WTI increased 7 percent to $71.23 per bbl.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Administrative expenses increased $20 million in the second quarter and $57 million for the six months ended June 30, 2007 compared to the same periods in 2006. The year-to-date increase was primarily due to higher long-term compensation expenses of $34 million as a result of the increase in the EnCana share price, higher salaries and other related expenses. Administrative expenses in the six months of 2007 were $0.25 per Mcfe compared with $0.17 per Mcfe in the same period in 2006.
Net interest expense in the six months of 2007 increased $24 million from the same period in 2006 as a result of higher outstanding debt. EnCana’s total long-term debt, including current portion, increased $592 million to $7,426 million at June 30, 2007 compared with $6,834 at December 31, 2006. EnCana’s 2007 and 2006 year-to-date weighted average interest rate on outstanding debt was 5.6 percent.
The foreign exchange gain of $5 million in the six months ended June 30, 2007 is due to the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada and other gains offset by foreign exchange losses on the partnership contribution receivable. Under Canadian GAAP, EnCana is required to translate these items into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings. Other foreign exchange gains and losses result from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
The gain on divestitures in 2007 relates primarily to the divestiture of interests in Chad in the first quarter.
Income Tax
The effective tax rate for the six months ended June 30, 2007 is 22.0 percent compared to 23.0 percent for the equivalent period in 2006. The decrease reflects the effect of a Canadian federal corporate tax legislative change ($231 million) and a reduction of 0.5 percent in the Canadian federal corporate tax rate effective in 2011 ($37 million), both enacted in June 2007. The legislative change relates to phase-in of the deductibility of crown royalties which is now complete and will not recur in the future.
Cash taxes were $285 million in the second quarter of 2007 compared to $297 million in 2006. Cash taxes for the six months of 2007 were $660 million compared to $628 million in 2006. The increase of $32 million reflects increased U.S. taxes in 2007 offset by the cash tax benefit of the legislative change ($174 million) referred to above.
Further information regarding EnCana’s effective tax rate can be found in Note 11 to the Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
NET CAPITAL INVESTMENT
Capital Summary

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006

Canada	$591	$778	$1,462	$1,907
United States	422	633	861	1,170
Other	29	21	37	39
Integrated Oilsands	110	175	225	395
Market Optimization	2	9	3	38
Corporate	18	16	67	29

Total Core Capital Investment	1,172	1,632	2,655	3,578
Acquisitions	17	271	24	286
Divestitures	(165)	(2)	(446)	(257)
Discontinued Operations	—	(1,072)	—	(2,415)

Net Capital Investment	$1,024	$829	$2,233	$1,192

EnCana’s capital investment for the six months ended June 30, 2007 was funded by Cash Flow and debt.
Canada, United States and Other Capital Investment
Capital investment during the second quarter and six months of 2007 was primarily focused on continued development of our North American key resource plays.
The $756 million decrease in Canada, United States and Other core capital investment in the six months of 2007 compared to 2006 was primarily due to:
•	A decrease of $445 million in Canada as a result of reduced drilling and completion activity in the Canadian Foothills Division due to weather related delays, lower drilling and completion costs resulting from increased efficiencies and lower facilities investment; and

•	A decrease of $309 million in the U.S. primarily due to timing of capital investment in addition to lower drilling and completion costs resulting from increased efficiencies through the use of more fit-for-purpose rigs.
Integrated Oilsands Capital Investment
Capital investment during the second quarter and six months of 2007 was primarily focused on continued development of our Foster Creek and Christina Lake resource plays and on upgrades and coker projects at the Wood River and Borger refineries.
Corporate Capital Investment
Corporate capital investment in 2007 and 2006 include land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of certain project assets and entered into a 25 year lease agreement with a third party developer. In addition, capital investment has been directed to business information systems and leasehold improvements.
Acquisitions, Divestitures and Discontinued Operations
Acquisitions included minor property acquisitions in 2007 and 2006 while divestitures included the sale of certain assets in the Mackenzie Delta and Beaufort Sea, interests in Chad and The Bow office project assets in 2007 and sale of the Entrega Pipeline in Colorado in 2006.
Included in Discontinued Operations is the divestiture of EnCana’s Ecuador assets and gas storage business (discussed in Note 7 to the Interim Consolidated Financial Statements) in 2006 with the proceeds reduced by capital spending prior to the sale.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Liquidity and Capital Resources

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006

Net Cash From (Used in)
Operating activities	$2,168	$2,325	$4,077	$4,622
Investing activities	(1,094)	(1,166)	(2,342)	(1,363)
Financing activities	(841)	(1,230)	(1,567)	(3,111)
Foreign exchange loss on cash and cash equivalents held in foreign currency	(15)	—	(15)	—

Increase (decrease) in cash and cash equivalents	$218	$(71)	$153	$148

Operating Activities
Cash Flow from Continuing Operations was $2,549 million during the second quarter of 2007 compared to $1,839 million for the same period in 2006. On a year-to-date basis Cash Flow from Continuing Operations was $4,301 million compared to $3,418 million for the same period in 2006. This increase was primarily due to increased revenues driven by U.S. refinery operations, higher realized financial commodity hedging gains, a cash tax recovery resulting from a Canadian federal corporate tax legislative change and natural gas production volumes partially reduced by lower natural gas prices and liquids production volumes and increased operating expenses. Cash Flow from Continuing Operations comprises most of EnCana’s cash provided by operating activities.
Investing Activities
Net cash used for investing activities in the six months of 2007 increased $979 million compared to the same period in 2006. The 2006 investing activities were reduced by proceeds received from divestitures of the Ecuador assets in the first quarter ($1.4 billion) and the gas storage business in the second quarter ($1.3 billion). Capital expenditures, including property acquisitions, in the six months of 2007 decreased $1,185 million compared to the same period in 2006.
Financing Activities
Net issuance of long-term debt in the six months of 2007 was $394 million compared to net repayments of $982 million in 2006. EnCana’s net debt adjusted for working capital was $7,342 million as at June 30, 2007 compared with $6,566 million as at December 31, 2006.
On May 24, 2007, EnCana filed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. This shelf replaces EnCana’s C$1.0 billion shelf prospectus which was fully drawn. EnCana had available unused committed bank credit facilities in the amount of $3.2 billion and unused capacity under shelf prospectuses, the availability of which is dependent upon market conditions, for up to $5.9 billion at June 30, 2007.
On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a ‘Negative’ outlook, DBRS Limited has assigned a rating of A(low) with a ‘Stable’ trend and Moody’s Investors Service has assigned a rating of Baa2 with a ‘Positive’ outlook.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under five consecutive NCIBs. During the second quarter of 2007, EnCana purchased approximately 12 million of its Common Shares for total consideration of $713 million compared with 22.4 million Common Shares for total consideration of $1,095 million in 2006. During the six months of 2007, EnCana purchased 35.4 million of its Common Shares for total consideration of $1,807 million compared with 43.7 million Common Shares for total consideration of $2,073 million in 2006.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 20 cents per share in the first quarter of 2007 and payments for the six months ended June 30, 2007 totaled $304 million. In the first quarter of 2006, EnCana paid a quarterly dividend of 7.5 cents per share. EnCana raised its quarterly dividend to 10 cents per share in the second quarter of 2006 and payments for the six months ended June 30, 2006 totaled $146 million. These dividends were funded by Cash Flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Financial Metrics

	June 30	December 31
	2007	2006

Net Debt to Capitalization	29%	27%
Net Debt to Adjusted EBITDA (1)	0.8x	0.6x

(1)	Adjusted EBITDA is a non-GAAP measure that is defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. The increase in Net Debt to Capitalization ratio from December 31, 2006 results from the combination of higher long-term debt and a reduction in working capital, including the effect of lower risk management assets.
Free Cash Flow
EnCana’s second quarter 2007 Free Cash Flow increased $1,194 million compared with the same period in 2006, which resulted from a combination of increased total Cash Flow and reduced capital investment.

	Three Months Ended		Six Months Ended		Year
	June 30		June 30		Ended
	2007	2006	2007	2006	2006

Cash Flow (1)	$2,549	$1,815	$4,301	$3,506	$7,161
Core Capital	1,172	1,632	2,655	3,578	6,269

Free Cash Flow (2)	$1,377	$183	$1,646	$(72)	$892

(1)	Cash Flow is a non-GAAP measure and is defined under “Cash Flow”.

(2)	Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of core capital investment.
Outstanding Share Data

June 30
(millions)	2007

Common Shares outstanding, beginning of year	777.9
Issued under option plans	7.4
Shares purchased	(32.5)

Common Shares outstanding, end of period	752.8

Weighted average Common Shares outstanding — diluted	773.2

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at June 30, 2007.
Employees and directors have been granted options to purchase Common Shares under various plans. At June 30, 2007, 4.3 million options without Tandem Share Appreciation Rights (“TSAR”) attached were outstanding, all of which are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Additional information on these incentives is contained in Note 15 of the Company’s audited Consolidated Financial Statements for the year ended December 31, 2006. During the first quarter of 2007, the vesting provisions for the 2004 granted PSUs were met and 2.9 million shares were distributed from the trust. At June 30, 2007, there were 2.6 million shares held in trust for distribution upon vesting of outstanding PSUs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt commitments of $7,422 million at June 30, 2007 are $1,661 million in commitments related to Bankers’ Acceptances and Commercial Paper. These amounts are fully supported and Management expects they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 14 to the Interim Consolidated Financial Statements.
As at June 30, 2007, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 118 Bcf at a weighted average price of $4.06 per Mcf. At June 30, 2007, these transactions had an unrealized loss of $282 million.
Leases
As a normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California antitrust and unfair competition laws.
Without admitting any liability in the lawsuits, WD concluded settlements of the class action lawsuits in both state and federal court, for $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages that could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business.
•	Revenue Recognition

•	Inventory

•	Property, Plant and Equipment

•	Asset Retirement Obligation
All of these changes can be found in Note 3 to the Interim Consolidated Financial Statements.
New Accounting Standards Adopted
As disclosed in the year-end MD&A, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments — Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income. The adoption of these standards has had no material impact on the Company’s Net Earnings or Cash Flows. Additional information on the effects of the implementation of the new standards can be found in Note 2 to the Interim Consolidated Financial Statements.
Recent Accounting Pronouncement
As of January 1, 2008, EnCana is required to adopt the CICA Section 3031 “Inventories”, which will replace the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis. As EnCana’s inventory accounting policies are consistent with these requirements, the application of this standard will not have a material impact on the Consolidated Financial Statements.
Risk Management
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks);

•	operational risks;

•	environmental, health, safety and security risks; and

•	reputational risks.
EnCana takes a proactive approach in the identification and management of risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of derivative instruments, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks can be found in the December 31, 2006 Management’s Discussion and Analysis.
Climate Change
The Canadian Federal Government (the “Federal Government”) has announced its intention to regulate greenhouse gases and other air pollutants. It is currently developing a framework that outlines its clean air and climate change action plan, including a target to reduce greenhouse gas (“GHG”) emissions and a commitment to regulate industry on an emissions intensity basis in the short term. Currently, the proposed legislation is under review, so there are few technical details regarding the implementation of the government’s plan, but they have made a commitment to work with industry to develop the specifics.
The Alberta Government has also passed legislation that will regulate GHG emissions from certain facilities located in the province. The Alberta Government’s legislation is called the Climate Change and Emissions Management Act (“CCEMA”). In March 2007, the Alberta Government proposed amendments to the CCEMA that starting on July 1, 2007 will require facilities that emit more than 100,000 tonnes of GHG per year to reduce their emissions intensity by 12 percent from a baseline established using an average emissions intensity calculated from reported emissions from 2003 - 2005. The companies that operate these facilities will be given options under the regulations to the CCEMA to allow them to comply with this requirement. These compliance options include making operating improvements, buying offsets to apply against their emission total or making contributions at C$15/tonne to a new Alberta Government fund that will invest in technology to reduce greenhouse gas emissions in the province.
As these programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business; therefore, it is possible that the Corporation could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana, in cooperation with the Canadian Association of Petroleum Producers, will continue to work with the Federal Government and the Alberta Government to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	our significant weighting in natural gas;

•	our recognition as an industry leader in CO2 sequestration;

•	our focus on the development of technology to reduce GHG emissions;

•	our involvement in the creation of industry best practices; and

•	our industry leading oilsands steam oil ratio, which translates directly into lower emissions intensity.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.
Outlook
EnCana plans to continue its focus principally on growing natural gas and crude oil production from unconventional resource plays in North America and on developing its high quality in-situ oilsands resources and expanding the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Volatility in crude oil prices is expected to continue throughout 2007 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight US Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked in the past two years and that unconventional resource plays can at least partially offset conventional gas production declines. The industry’s ability to respond to the constrained gas supply situation in North America remains challenged by land access and regulatory issues.
The Company expects its 2007 core capital investment program to be funded from Cash Flow.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates and inflationary pressures on service costs.
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from unconventional resource plays and in-situ oilsands resources; the expansion of the Company’s downstream heavy oil processing capacity; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2007 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2007 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the adequacy of the Company’s provision for taxes; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to partially offset future conventional gas production declines. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play and Estimated Ultimate Recovery
EnCana uses the terms resource play and estimated ultimate recovery. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.89 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Free Cash Flow, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and Adjusted EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2007
References to EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)